Exhibit 99.57

Volaris Reports November 2016 Traffic Results Passenger Growth of 21% and Launch of Volaris Costa Rica

MEXICO CITY--(BUSINESS WIRE)--December 6, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports November 2016 and year-to-date preliminary traffic results.

During November 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 15.9% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in November 2016 increased 19.9% year over year, reaching 1.2 billion. Volaris transported a total of 1.3 million passengers during the month, an increase of 21.1% year over year. Year-to-date, Volaris has transported over 13.5 million passengers, an increase of 25.7% year over year.

In November 2016, Volaris increased domestic and international ASMs by 14.1% and 20.4%, respectively. Network load factor for November reached 84.6%, an increase of 2.8 percentage points year over year.

The following table summarizes Volaris traffic results for the month and year-to-date.

				Eleven	Eleven
	November	November		months	months
	2016	2015	Variance	ended	ended	Variance
				November	November
				2016	2015
RPMs (in millions, scheduled & charter)
Domestic	852	718	18.7%	9,044	7,300	23.9%
International	348	283	22.9%	3,842	3,057	25.7%
Total	1,200	1,001	19.9%	12,886	10,357	24.4%
ASMs (in millions, scheduled & charter)
Domestic	988	866	14.1%	10,464	8,877	17.9%
International	431	358	20.4%	4,527	3,767	20.2%
Total	1,419	1,224	15.9%	14,991	12,644	18.6%
Load Factor (in %, scheduled)
Domestic	86.3%	82.9%	3.4 pp	86.4%	82.2%	4.2 pp
International	80.7%	79.0%	1.7 pp	84.8%	81.1%	3.7 pp
Total	84.6%	81.8%	2.8 pp	86.0%	81.9%	4.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,037	859	20.8%	10,865	8,668	25.3%
International	243	198	22.5%	2,669	2,102	27.0%
Total	1,280	1,057	21.1%	13,534	10,770	25.7%

On November 30th, Volaris Costa Rica was officially launched with two daily scheduled operations on the San José-Guatemala route.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 159 and its fleet from four to 68 aircraft. Volaris offers more than 325 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net